SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 3, 2015

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2014,

together with the Independent Auditor´s Report

CONTENTS

•	Independent Auditor´s Report
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Earnings distribution proposal

INDEPENDENT AUDITOR´S REPORT

Translation into English – Originally issued in Spanish

See note 26. to the stand-alone Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have audited the accompanying balance sheet of BANCO MACRO S.A. as of December 31, 2014, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of December 31, 2014, and the related consolidated statements of income and cash flows for the year then ended, which are disclosed as supplementary information.

2.	The Bank’s Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina). This responsibility includes designing, implementing and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or irregularities; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3.	We conducted our audit in accordance with auditing standards effective in Argentina and the “Minimum external auditing standards” issued by the BCRA. Those standards require that the auditor comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit includes performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Bank’s internal controls relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the argentine professional accounting standards effective in the City of Buenos Aires in certain valuation and disclosure aspects described and quantified in such note.

5.	As further explained in note 26. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

6.	In our opinion, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of BANCO MACRO S.A. and the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2014, and the related results of its operations and cash flows for the year then ended, in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the fourth paragraph, with respect to the argentine professional accounting standards effective in the City of Buenos Aires.

7.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2013, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, which were presented for comparative purposes, we report that, on February 19, 2014, we expressed a qualified opinion due to differences between the accounting standards established by the BCRA and the argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements.

8.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book and, in our opinion, were prepared in all material respects, in conformity with the applicable BCRA rules, Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and the rules of the BCRA and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)	As of December 31, 2014, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 49,593,111, none of which was due as of that date.

d)	To the extent limited by our area of competence, we have no findings on the information included in note 16. to the accompanying stand-alone financial statements as of December 31, 2014, with regard to the requirements established by the CNV with respect to minimum shareholders’ equity and the liquid assets to cover that amount.

e)	We applied the anti-money laundering and anti-terrorist financing procedures provided in the related professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

f)	During the fiscal year ended December 31, 2014, we invoiced fees for auditing services rendered to the Bank, which represent 96% of total invoicing to the Bank for any item, 76% of total auditing services invoiced to the Bank and its subsidiaries, and 73% of total invoicing to the Bank and its subsidiaries for any item.

City of Buenos Aires,

February 18, 2015

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2014

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013
ASSETS

A.	CASH
	Cash on hand	3,829,909	2,685,022
	Due from banks and correspondents
	Central Bank of Argentina	8,701,883	8,254,220
	Local Other	17,568	26,247
	Foreign	582,887	270,963
	Other	535	408
		13,132,782	11,236,860

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	2,606,409	1,203,782
	Government securities under repo transactions with Central Bank of Argentina		88,928
	Holdings booked at amortized cost	332,061	245,007
	Instruments issued by the Central Bank of Argentina	5,199,976	173,031
	Investments in listed private securities	776,655
		8,915,101	1,710,748

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	604,391	639,960
	To the financial sector
	Interfinancing (granted call)		278,023
	Other financing to Argentine Financial Institutions	107,657	55,711
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,043	1,013
	To the non-financial private sector and foreign residents
	Overdrafts	3,230,037	4,383,598
	Documents	4,598,728	4,299,015
	Mortgage loans	2,290,152	2,172,802
	Pledge loans	1,786,490	1,379,732
	Personal loans	13,457,356	11,567,964
	Credit cards	8,501,522	6,347,450
	Other (Note 7.1.)	5,720,144	5,110,770
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	749,125	716,819
	less: Unearned discount	(203,744)	(183,480)
	less: Allowances (Exhibit J)	(1,083,760)	(931,960)
		39,759,141	35,837,417

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	695,631	576,879
	Amounts receivable from spot and forward sales pending settlement	198,564	574,866
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	299,209	45,824
	Unlisted corporate bonds (Exhibits B, C and D)	448,167	189,405
	Receivables from forward transactions without delivery of underlying asset	136,613	167
	Other receivables not covered by debtors classification standards (Note 7.2.)	401,664	697,615
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	163,482	133,057
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	668	845
	less: Allowances (Exhibit J)	(231,346)	(230,011)
		2,112,652	1,988,647

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	391,841	392,791
	Accrued interest and adjustments	5,191	5,130
	less: Allowances (Exhibit J)	(4,456)	(4,945)
		392,576	392,976

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,205,308	899,080
	Other	125,142	80,488
	less: Allowances (Exhibit J)	(609)	(344)
		1,329,841	979,224

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	2,804	6,116
	Minimum presumed income tax-credit		3,460
	Other (Note 7.3.)	566,668	390,828
	Accrued interest and adjustments on receivable from sales of assets (Exhibits B, C and D)	160	235
	Other accrued interest and adjustments receivable	14	172
	less: Allowances (Exhibit J)	(5,180)	(6,742)
		564,466	394,069

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	829,804	667,278

I.	OTHER ASSETS (Exhibit F)	800,913	359,631

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	44,736	58,788
	Organization and development costs	344,667	271,759
		389,403	330,547

K.	ITEMS PENDING ALLOCATION	12,359	6,557

TOTAL ASSETS		68,239,038	53,903,954

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 7.4.)	5,580,418	4,497,156
	From the financial sector	38,663	26,853
	From the non-financial private sector and foreign residents
	Checking accounts	10,380,946	7,523,958
	Savings accounts	10,184,033	7,776,982
	Time deposits	20,424,705	17,520,476
	Investment accounts	190,503	199,003
	Other (Note 7.5.)	1,072,578	828,015
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	342,577	274,761
		48,214,423	38,647,204

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	16,835	21,802
	Banks and International Institutions (Exhibit I)	87,858	325,664
	Non-subordinated Corporate Bonds (Note 11. and Exhibit I)	909,890	693,483
	Amounts payable for spot and forward purchases pending settlement	274,452	45,271
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	213,090	700,620
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	100,000	70,000
	Other financing received from Argentine financial institutions	20,489	25,159
	Accrued interest payable	142	96
	Receivables from forward transactions without delivery of underlying asset		27,867
	Other (Note 7.6. and Exhibit I)	3,724,800	2,340,284
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	65,406	57,079
		5,412,962	4,307,325

N.	OTHER LIABILITIES
	Fees	10,069	10,063
	Other (Note 7.7.)	1,688,295	1,201,813
		1,698,364	1,211,876

O.	PROVISIONS (Exhibit J)	130,413	126,130

P.	SUBORDINATED CORPORATE BONDS (Note 11. and Exhibit I)	1,287,317	981,142

Q.	ITEMS PENDING ALLOCATION	3,742	2,846

TOTAL LIABILITIES		56,747,221	45,276,523

SHAREHOLDERS' EQUITY (As per related statement)		11,491,817	8,627,431

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		68,239,038	53,903,954

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	93,116,336	57,094,195

Contingent	12,956,202	11,668,961
Guarantees received	12,465,903	11,279,107
Other not covered by debtors classification standards	126	167
Contingent debit-balance contra accounts	490,173	389,687

Control	75,035,132	40,341,947
Receivables classified as irrecoverable	1,305,187	1,197,495
Other (Note 7.8.)	73,101,887	38,429,674
Control debit-balance contra accounts	628,058	714,778

Derivatives (Exhibit O)	5,125,002	5,083,287
Notional value of put options taken (Note 12.c))	8,759	6,676
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	2,432,466	2,916,785
Interest rate swap (Note 12.b))		50,000
Derivatives debit-balance contra accounts	2,683,777	2,109,826

CREDIT-BALANCE ACCOUNTS	93,116,336	57,094,195

Contingent	12,956,202	11,668,961
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	113,723	129,505
Other guarantees provided not covered by debtors classification standards	145,861	151,489
Other covered by debtors classification standards (Exhibits B, C and D)	219,559	108,693
Other not covered by debtors classification standards	11,030
Contingent credit-balance contra accounts	12,466,029	11,279,274

Control	75,035,132	40,341,947
Checks to be credited	628,058	714,778
Control credit-balance contra accounts	74,407,074	39,627,169

Derivatives (Exhibit O)	5,125,002	5,083,287
Notional value of call options sold (Note 12.d))	114,479
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	2,569,298	2,109,826
Derivatives credit-balance contra accounts	2,441,225	2,973,461

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013

A.	FINANCIAL INCOME
	Interest on cash and due from banks	126	240
	Interest on loans to the financial sector	41,274	39,814
	Interest on overdrafts	1,306,231	1,058,964
	Interest on documents	951,558	647,660
	Interest on mortgage loans	458,973	319,592
	Interest on pledge loans	265,527	192,161
	Interest on credit card loans	1,758,008	924,936
	Interest on financial leases	77,168	68,910
	Interest on other loans (Note 7.9.)	5,426,597	4,150,809
	Net income from government and private securities (Note 7.10.)	1,825,312	393,228
	Interest on other receivables from financial intermediation	2,700	2,482
	Income from guaranteed loans - Presidential Decree No. 1387/01	40,201	26,026
	CER (Benchmark Stabilization Coefficient) adjustment	78,299	35,155
	CVS (Salary Variation Coefficient) adjustment	737	606
	Difference in quoted prices of gold and foreign currency	719,408	718,585
	Other (Note 7.11.)	348,628	260,497
		13,300,747	8,839,665

B.	FINANCIAL EXPENSE
	Interest on savings accounts	47,470	39,051
	Interest on time deposits	4,708,717	2,819,304
	Interest on interfinancing received loans (received call)	6,219	4,138
	Interest on other financing from Financial Institutions	17	7
	Interest on other liabilities from financial intermediation	91,733	61,674
	Interest on subordinated bonds	120,407	80,953
	Other interest	3,109	3,369
	CER adjustment	9,183	4,295
	Contribution to Deposit Guarantee Fund	137,011	61,934
	Other (Note 7.12.)	928,457	633,681
		6,052,323	3,708,406

	GROSS INTERMEDIATION MARGIN - GAIN	7,248,424	5,131,259

C.	PROVISION FOR LOAN LOSSES	605,169	500,895

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	86,622	147,392
	Related to deposits	2,629,274	1,905,826
	Other commissions	76,570	50,064
	Other (Note 7.13.)	1,508,817	1,078,485
		4,301,283	3,181,767

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013

E.	SERVICE-CHARGE EXPENSE
	Commissions	267,050	188,637
	Other (Note 7.14.)	860,942	658,660
		1,127,992	847,297

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	2,931,199	2,158,901
	Directors' and statutory auditors' fees	144,783	103,235
	Other professional fees	169,403	127,851
	Advertising and publicity	122,868	99,338
	Taxes	294,327	197,985
	Depreciation of equipment	120,778	91,358
	Amortization of organization costs	112,700	82,592
	Other operating expenses (Note 7.15.)	741,516	549,436
	Other	385,294	262,822
		5,022,868	3,673,518

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	4,793,678	3,291,316

G.	OTHER INCOME
	Income from long-term investments	403,695	267,091
	Penalty interest	59,572	40,164
	Recovered loans and allowances reversed	117,624	103,248
	CER adjustment	102	63
	Other (Note 7.16.)	117,681	81,958
		698,674	492,524

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	3	27
	Charges for other receivables uncollectibility and other allowances	33,896	43,013
	Depreciation and loss of other assets	2,330	1,247
	Goodwill amortization	14,052	14,052
	Other (Note 7.17.)	177,540	68,937
		227,821	127,276

	NET INCOME BEFORE INCOME TAX - GAIN	5,264,531	3,656,564

I.	INCOME TAX (Note 4.)	1,785,000	1,213,000

	NET INCOME FOR THE FISCAL YEAR - GAIN	3,479,531	2,443,564

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

AS OF DECEMBER 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2014								12/31/2013
				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Corporate Bonds (2)	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,563	398,755	4,511	1,500,169		3,614,033	2,515,400	8,627,431	6,199,101

Distribution of unappropiated earnings, as approved by the Shareholders´ Meeting held on April 29, 2014 and April 11, 2013, respectively
- Legal reserve				488,713			(488,713)
- Cash dividends						(596,254)		(596,254)
- Special reserve for Subordinated Corporate Bonds (2)					95,326		(95,326)
- Voluntary reserve for future distribution of earnings						1,911,651	(1,911,651)
- Personal assets tax on share and interests							(19,712)	(19,712)	(15,234)

Reversal of special reserve for Subordinated Corporate Bonds (2)					(95,326)		95,326

Other changes derived from the legal merger with Banco Privado de Inversiones S.A.		744					77	821

Capital stock decrease (1)	(10,000)						10,000

Net income for the fiscal year - Gain							3,479,531	3,479,531	2,443,564

Balances at the end of the fiscal year	584,563	399,499	4,511	1,988,882		4,929,430	3,584,932	11,491,817	8,627,431

(1) See Note 10.

(2) See Note 3.5.o.2) and Note 11.

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

AS OF DECEMBER 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	11,249,840	8,819,683
Cash at the end of the fiscal year	14,690,022	11,249,840
Net increase in cash	3,440,182	2,430,157

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(4,860,722)	508,157
Loans
To the financial sector	267,321	(113,846)
To the non-financial government sector	152,806	6,041
To the non-financial private sector and foreign residents	5,281,038	(116,520)
Other receivables from financial intermediation	598,167	26,140
Receivables from financial leases	77,119	1,794
Deposits
From the financial sector	11,810	2,978
From the non-financial government sector	553,183	(2,657,726)
From the non-financial private sector and foreign residents	4,107,169	5,885,633
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	23,827	25,906
Others (except liabilities included under financing activities)	1,461,968	565,063
Collections related to service-charge income	4,297,684	3,175,302
Payments related to service-charge expenses	(1,109,808)	(840,379)
Administrative expenses paid	(4,645,641)	(3,412,789)
Payment of organization and development costs	(185,608)	(148,263)
Net collections from penalty interest	59,569	40,137
Differences from payments related to court orders	(4,938)	(7,687)
Collections of dividends from other companies	27,439	3,525
Other collections related to other income and losses	37,856	85,155
Net payments from other operating activities	(1,211,014)	(682,553)
Payment of income tax / minimum presumed income tax	(1,488,163)	(795,986)
Net cash flows generated by operating activities	3,451,062	1,550,082

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

AS OF DECEMBER 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013
Investing activities
Net payments for bank premises and equipment	(235,873)	(158,376)
Net payments for other assets	(380,628)	(97,788)
Collections from sales of investment in others companies	11,126
Net cash flows used in investing activities	(605,375)	(256,164)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(73,443)	(47,455)
Central Bank of Argentina
Other	(6,275)	(1,446)
Banks and International Institutions	(247,742)	46,396
Subordinated corporate bonds	(121,994)	(85,368)
Financing received from Argentine financial institutions	(4,687)	11,428
Payment of dividends	(596,254)
Net cash flows used in financing activities	(1,050,395)	(76,445)

Financial income and holding gains on cash and cash equivalents	1,644,890	1,212,684

Net increase in cash	3,440,182	2,430,157

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2014 and 2013, the deposits held by the Misiones Provincial Government with the Bank amounted to 2,303,677 and 1,178,587 (including 63,924 and 62,915 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2014 and 2013, the deposits held by the Salta Provincial Government with the Bank amounted to 1,058,824 and 1,508,357 (including 273,786 and 200,346 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2014 and 2013, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,545,710 and 758,639 (including 127,743 and 103,063 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of December 31, 2014 and 2013, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán S.A. amounted to 2,525,505 and 1,720,895 (including 608,089 and 502,803 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, and August 15, 2012, the Bank and Gestiva S.A. entered into a joint venture under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of December 31, 2014 and 2013, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the equity method amounted to 19,663 and 12,688, respectively.

Also, as of December 31, 2014 and 2013, net income recorded through the method mentioned in the previous paragraph amounted to 35,674 and 24,513, respectively.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Macro Bank Limited, Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of December 31, 2014 and supplementary information, as well as the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the year then ended, are presented comparatively with data as for the prior fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

3.3.	Unit of measurement

Argentine professional accounting standards effective in the City of Buenos Aires establish that the financial statements should be stated in constant pesos. The adjustment methodology and the need to apply it arise from requirements contained in Technical Resolutions (TR) No. 6 and No. 17 issued by FACPCE (Argentine Federation of Professional Councils in Economic Sciences), which were amended by provisions of TR No. 39 approved by Professional Council in Economic Sciences of the City of Buenos Aires on April 16, 2014, as supplemented by Interpretation No. 8, both of them issued by the abovementioned Federation in October 2013 and June 2014, respectively.

These standards establish mainly, the existence of an inflation rate accumulated over a three-year period reaching or exceeding 100%, considering the domestic wholesale price index of the INDEC (Argentine Institute of Statistics and Censuses), as a key indicator and essential condition, that identifies an inflationary context that warrants adjusting the financial statements so that they are stated in constant currency as of the related date. Additionally, if the adjustment to the financial statements to reflect the effect of changes in the peso purchasing power had to reinstated after a period of discontinuation, such adjustments shall be applicable from the beginning of the fiscal year when the existence of the characteristics identifying inflationary context are verified, and the changes to be considered shall be ones existing as from the moment the adjustment was discontinued or as from a subsequent date, as applicable to the items to be adjusted.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 268 of General Resolution No. 7/2005 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which do not require such adjustments according to the abovementioned regulations.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of December 31, 2014 and 2013, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, except what is mentioned in the third paragraph, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2014 and 2013, the present value calculated by the Bank for these securities amounted to 194,538 and 147,601, respectively.

As required under Central Bank Communiqué “A” 5506, BAADEs (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

b.5)	Private Securities – Investment in listed private securities:

As of December 31, 2014, they were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2014 and 2013, the present value reported by the Central Bank for these securities amounted to 429,982 and 300,386, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current fiscal year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Interest rate swap: As of December 31, 2013, this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge or pay a spread between fixed and variable rates.

k.2)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.3)	Put options taken and call option sold: valued at the agreed-upon exercise price.

See also Note 12.

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

o)	Shareholders’ equity accounts:

o.1)	They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

o.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of the subordinated corporate bonds issued by the Bank (see Note 11.a.1)). This reserve is reversed on a monthly basis as the related interest is recorded in the related statement of income.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than 90 days from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	12/31/2014	12/31/2013

Cash	13,132,782	11,236,860

Government and private securities
Instruments issued by the Central Bank	1,557,240	12,980
Cash and cash equivalents	14,690,022	11,249,840

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2014 and 2013, the Bank estimated an income tax charge of 1,785,000 and 1,213,000, respectively; hence, no minimum presumed income tax should be assessed for fiscal years ended on such dates.

Additionally, as of December 31, 2014, the Bank made income tax prepayments for 887,241 for the 2014 fiscal year, which will be applied to the tax amount assessed in the 2014 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

5.1	Valuation standards

The main items with differences in valuation matters as of December 31, 2014 and 2013 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item	12/31/2014	12/31/2013	12/31/2014	12/31/2014	12/31/2013	12/31/2014
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	(22,815)	34,828	(57,643)	(21,420)	35,162	(56,582)
Instruments issued by the Central Bank and booked at amortized cost	2,443	41	2,402	2,381	41	2,340
Guaranteed loans – Presidential Decree No. 1,387/01	15,155	(13,614)	28,769	15,155	(13,614)	28,769
Business combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(83,157)	(92,636)	9,479	(83,157)	(92,636)	9,479
Other	(53,359)	(58,060)	4,701	(53,359)	(58,060)	4,701

Interests in other companies (c)	35,725	25,012	10,713

Deferred assets – Income tax (d)	209,462	92,016	117,446	243,854	116,694	127,160
Other assets (e)		1,717	(1,717)		1,717	(1,717)

Liabilities – Provisions (f)	(81,534)	(67,994)	(13,540)	(81,534)	(67,994)	(13,540)

Total	21,920	(78,690)	100,610	21,920	(78,690)	100,610

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the fiscal year ended December 31, 2013, would have increased by 71,495.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán S.A. prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	As of December 31, 2013, the Bank recorded interest rate swap agreements under memorandum accounts in conformity with Central Bank accounting standards. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(f)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

5.2	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by the Argentine professional accounting standards effective in the City of Buenos Aires.

b)	There are differences between the cash flow information disclosed and the requirements established by the Argentine professional accounting standard effective in the City of Buenos Aires such as the lack of segregation of the interest earned and paid by the Bank, considering that this statement is prepared according to specific standards applicable to financial institutions.

c)	There are differences between the disclosure required by the Argentine professional accounting standards in the City of Buenos Aires and the disclosure made by the Bank regarding its income statement items, as this statement is prepared according to specific standards applicable to financial institutions.

d)	The supplementary information presented by the Bank, is the information specifically required by Central Bank regulations. This regulation does not contemplate all disclosure requirements of the Argentine professional accounting standards effective in the City of Buenos Aires, such as the disclosure of due dates for all receivables and payables together with their interest rates or adjustments, certain information regarding transactions with related parties, the exchange rate applicable to different foreign currencies of assets and liabilities at year end, etc. Furthermore, this regulation requires disclosing remote contingencies, such as those detailed in Note 21., that according with the abovementioned professional accounting standards, are not required to be disclosed.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

6.	IMPLEMENTATION PLAN TOWARDS INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

According to such conversion process, no later than March 31, 2015, financial institutions must elaborate and present to the Central Bank, their own implementation plan together with the appointment of a person in charge, according to Central Bank Communiqué “A” 5635.

As of the date of issuance of these financial statements, the Bank is implementing the abovementioned IFRS conversion process.

7.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		12/31/2014	12/31/2013
7.1.	Loans – Other

	Other loans	4,726,467	4,097,387
	Export financing and prefinancing	993,677	1,013,383
		5,720,144	5,110,770

7.2.	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Certificates of participation in financial trusts (a)	235,984	273,933
	Debt securities issued by financial trusts (See Note 16.)	165,542	423,682
	Other	138
		401,664	697,615

	(a) As of December 31, 2014 and 2013, the Bank booked an allowance for impairment for 223,832.

7.3.	Other receivables – Other

	Sundry receivables	288,489	200,714
	Security deposits	190,246	134,079
	Advanced prepayments	64,642	40,531
	Tax prepayments	5,846	2,781
	Other	17,445	12,723
		566,668	390,828

7.4.	Deposits - Nonfinancial government sector

	Checking accounts	2,851,908	1,898,509
	Time deposits	1,638,321	1,425,462
	Investment accounts	131,697	187,565
	Savings accounts	67,205	385,790
	Accrued interest, adjustments and foreign exchange differences payable	24,354	27,973
	Other	866,933	571,857
		5,580,418	4,497,156

7.5.	Deposits - From the non-financial private sector and foreign residents - Other

	Expired time deposits	592,631	497,450
	Attachments	215,416	132,396
	Unemployment fund for workers of the construction industry	210,347	166,772
	Security deposits	2,512	2,040
	Other	51,672	29,357
		1,072,578	828,015

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

		12/31/2014	12/31/2013
7.6.	Other liabilities from financial intermediation - Other

	Purchase financing payables	1,486,838	815,696
	Other withholdings and additional withholdings	489,076	345,333
	Collections and other transactions on account and behalf of others	442,020	239,308
	Miscellaneous not subject to minimum cash requirements	434,672	254,458
	Other payment orders pending settlement	394,883	411,831
	Miscellaneous subject to minimum cash requirements	193,393	101,056
	Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see Note 8.)	90,673	87,186
	Retirement pension payment orders pending settlement	81,710	29,253
	Other	111,535	56,163
		3,724,800	2,340,284

7.7.	Other Liabilities - Other

	Taxes payable (net of prepayments)	1,189,860	877,909
	Salaries and payroll taxes payable	269,720	159,677
	Miscellaneous payables	175,056	121,262
	Withholdings on salaries	50,130	38,106
	Prepayment for the sale of assets	3,529	4,859
		1,688,295	1,201,813

7.8.	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody – ANSES (Argentine social security administration)	55,081,889	29,197,830
	Securities in custody – Other	12,613,366	4,708,604
	Checks and securities not yet collected	3,406,076	2,989,649
	Managed portfolios (see Note 13.)	992,159	603,851
	Checks and securities to be debited	881,869	836,416
	Checks and securities to be collected	126,528	93,324
		73,101,887	38,429,674

7.9.	Financial income – Interest on other loans

	Personal loans	4,300,364	3,266,791
	Other	1,126,233	884,018
		5,426,597	4,150,809

7.10.	Financial income – Net income from government and private securities

	Government and private securities	1,666,579	281,174
	Financial trusts	107,837	79,150
	Other	50,896	32,904
		1,825,312	393,228

7.11.	Financial income – Other

	Forward foreign-currency transactions offset	143,459	100,442
	Premiums on reverse repurchase agreements with the financial sector	116,260	105,510
	Interests on loans for export prefinancing and financing	86,283	54,095
	Other	2,626	450
		348,628	260,497

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

		12/31/2014	12/31/2013
7.12.	Financial expense – Other

	Turnover tax and municipal assessments	910,239	623,042
	Premiums on repurchase agreements with the financial sector	18,218	10,639
		928,457	633,681

7.13.	Service-charge income - Other

	Debit and credit card income	1,077,798	726,376
	Rental of safe deposit boxes	81,392	68,446
	Service commissions – Joint ventures (see Note 2.5.)	70,304	50,078
	Other	279,323	233,585
		1,508,817	1,078,485

7.14.	Service-charge expense - Other

	Debit and credit card expenses	502,227	342,517
	Turnover tax and municipal assessments	192,910	146,073
	Commissions paid to lending agents	97,437	132,297
	Other	68,368	37,773
		860,942	658,660

7.15.	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	235,962	173,334
	Security services	230,326	178,737
	Electric power and communications	130,330	91,942
	Leases	102,075	71,942
	Stationery and office supplies	23,285	17,444
	Insurance	19,538	16,037
		741,516	549,436

7.16.	Other income – Other

	Other adjustments and interest on other receivables	38,511	19,401
	Services provided to Banco del Tucumán S.A.	10,493	8,917
	Gain on sale of bank premises and equipment, and other assets	2,679	6,876
	Other	65,998	46,764
		117,681	81,958

7.17.	Other expense – Other

	Portfolio transactions	51,824	5
	Donations	17,957	16,635
	Municipal assessment	13,656	9,133
	Turnover tax	7,196	4,585
	Other	86,907	38,579
		177,540	68,937

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

8.	RESTRICTED ASSETS

As of December 31, 2014 and 2013 the following Bank’s assets are restricted:

Item	12/31/2014	12/31/2013

Government and private securities

• Federal Government bond in pesos at Badlar Private + 200 basics points, maturing in 2017 and Federal Government bond in pesos at Badlar private + 275 basics points, maturing in 2014, used as security in favor of SEDESA (1), respectively	84,569	89,333
• Federal Government bond in pesos at Badlar private + 250 basics points, maturing in 2019, securing the role of custodian of FGS (sustainability guarantee fund) investments	92,464
• Federal Government bond in pesos at Badlar private + 300 basics points, maturing in 2015 and Federal Government bond in Argentine pesos at Badlar private + 275 basics points, maturing in 2014 securing the role of custodian of FGS (sustainability guarantee fund) investments, respectively.	62,043	80,513
• Federal Government bond in pesos at Badlar private + 300 basics points, maturing in 2015 and Federal Government bond in pesos at Badlar private + 275 basics points, maturing in 2014, for the performance of forward foreign currency trading transactions, respectively	45,274	55,136
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE)	36,748	33,775
• Federal Government bond in pesos at Badlar private + 200 basics points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	13,991
• Other government and private securities	2,881	8,967
Subtotal government and private securities	337,970	267,724

Loans
• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program	56,577	43,263
Subtotal Loans	56,577	43,263

Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities	695,631	511,178

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 20,000 made on December 12, 2012 (3)		21,241
- Risk Fund of Los Grobo SGR, with an original contribution of 30,000 made on December 23, 2014	30,000
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 13, 2012 (4)		21,268
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 22, 2014	20,000
- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013	3,000	3,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 22, 2014	7,000
Subtotal other receivables from financial intermediation	755,631	556,687

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Item (cont.)	12/31/2014	12/31/2013

Other receivables

• Security deposits related to credit card transactions	185,146	129,094

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827

• Other guarantee security.	5,100	4,985
Subtotal other receivables	191,073	134,906

Other assets
• Building related to a call option sold (see Note 12.(d))	105,258
Subtotal other assets	105,258

Total	1,446,509	1,002,580

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

(3)	As of December 19 and December 29, 2014, Los Grobo SGR reimbursed the available Risk Fund for an amount of 17,705 and accrued returns for an amount of 4,018, respectively.

(4)	As of December 16, 2014 Garantizar SGR reimbursed the 100% principal originally contributed.

9.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3. to the consolidated financial statements):

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	12/31/2014	12/31/2013

ASSETS

Cash		6,083			6,083	4,762

Loans				269,398	269,398	202,705

Other receivables from financial intermediation	249,101		40,499	112,046	401,646	137,606

Receivables from financial lease			9,480	978	10,458	10,055

Other receivables	772			221	993

Items pending allocation	20				20	44

Total assets	249,893	6,083	49,979	382,643	688,598	355,172

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	12/31/2014	12/31/2013
LIABILITIES

Deposits		1,038	31,821	175,262	208,121	117,550

Other liabilities from financial intermediation	324,623		15,924	1,949	342,496	96,878

Total liabilities	324,623	1,038	47,745	177,211	550,617	214,428

MEMORANDUM ACCOUNTS

Credit-balance accounts – Contingent			1,770	1,954	3,724	1,953

Credit-balance accounts – Derivatives				154,555	154,555

INCOME (EXPENSE)

Financial income	21		1,178	25,659	26,858	18,191

Financial expense	(13,986)			(19,216)	(33,202)	(15,372)

Service-charge income	27	3	679	2,494	3,203	4,283

Service-charge expense			(1,600)		(1,600)	(6)

Administrative expenses	(12)				(12)	(11)

Other income	11,384				11,384	9,765

Total income / (loss)	(2,566)	3	257	8.937	6,631	16,850

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

10.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2014, amounted to 584,563. Since December 31, 2011, the Bank’s capital stock has changed as follows.

As of December 31, 2011	594,485

Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78

Capital stock decrease as provided by Art. 67 of Law No. 26,831 (2)	(10,000)

As of December 31, 2014	584,563

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones S.A., in the merger process with Banco Macro S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

(2)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders´ meeting has issued no resolution as to the application thereof. As the date of issuance of these financial statements, the capital stock decrease is in process in the CNV, to be subsequently registered in the Public Registry of Commerce.

11.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value	Residual face value as of 12/31/2014	12/31/2014	12/31/2013
Subordinated – Class 1	USD 150,000,000 (a.1)	USD 150,000,000	1,287,317	981,142
Non-subordinated – Class 2	USD 150,000,000 (a.2)	USD 106,395,000	942,115	718,044
Total			2,229,432	1,699,186

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of Articles 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 24.b)).

The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

12.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and Argentine professional accounting standards effective in the City of Buenos Aires. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of December 31, 2014 and 2013 are as follows:

Transaction	12/31/2014	12/31/2013
Net position of repurchase agreements	94,917	(569,919)
Net asset position of forward transactions without delivery of the underlying asset (a)	(136,832)	806,959
Interest rate swaps (b)		50,000
Position of put options taken (c)	8,759	6,676
Position of call options sold (d)	(114,479)

Net income (loss) resulting from these transactions for fiscal years ended December 31, 2014 and 2013, amount to income (loss):

Transaction	12/31/2014	12/31/2013
Premiums on reverse repurchase agreements	116,395	105,510
Premiums on repurchase agreements	(18,218)	(10,639)
Interest rate swap	2,491	450
Forward foreign-currency transactions offset	143,459	100,442
Total	244,127	195,763

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through Mercado Abierto Electrónico (MAE). The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of December 31, 2013, this was related to swap agreements entered into with the Central Bank entitling the Bank to collect, on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 50,000. In the event that the difference between the rates was negative, the Bank was required to pay the difference. The agreements expired on October 31, 2014, without new transactions were perfomed. The purposes of those transactions were to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

(c)	As of December 31, 2014 and 2013, this includes a put option taken with Carpoint S.A. of a property received by the Bank as payment of loans granted by it. The price was set at USD 1,024,250, and the option’s exercise period is from September 24, 2015, through September 23, 2016, both dates included.

(d)	As of December 31, 2014, this is related to a call option sold to Transporte Automotor Plaza S.A.CeI on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basic points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these financial statements, the holder has not exercised the option.

13.	PORTFOLIO MANAGEMENT

As of December 31, 2014 and 2013, the Bank manages the following portfolios:

	Managed portfolio as of
Item	12/31/2014	12/31/2013
• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,026	14,039
• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	40,927	42,082
• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and Banco Macro S.A.,	110,469	107,875
• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as an agent and collecting manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	70,015	74,069
• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	55,738	58,169
• On November 22, 2012 and 2013 and November 26, 2014, the Bank (trustor) and Macro Fiducia S.A. (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I” and “SECANE II”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	368,358	183,845
• Other portfolios managed by the Bank.	332,626	123,772
Total	992,159	603,851

14.	MUTUAL FUNDS

As of December 31, 2014, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Fund	Shares of interest	Equity	Assets (1)
Pionero Pesos	383,026,617	810,104	769,084
Pionero Renta Ahorro	714,148,061	2,228,873	2,248,482
Pionero F F	91,153,583	243,755	241,943
Pionero Renta	40,380,671	276,015	271,969
Pionero Acciones	2,328,301	17,000	16,062
Pionero Renta Dólares	6,027	20
Pionero Empresas F.C.I. Abierto PYMES	63,820	84	76
Pionero Consumo	80,081	101	88
Argenfunds Renta Pesos	68,055,151	70,629	70,725
Argenfunds Renta Argentina	178,533,054	199,440	198,437
Argenfunds Ahorro Pesos	456,952,564	754,014	760,661
Argenfunds Renta Privada FCI	272,308,533	410,320	431,843
Argenfunds Abierto Pymes	708,121	878	886

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

15.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.2428% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10752 of February 18, 2014.

This system shall cover the deposits up to the amount of 350 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

16.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

16.1	Financial trusts for investment purposes

The Bank holds investment as describe in Note 7.2.

Debt securities include mainly:

-	prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Mila, Garbarino, Accicom, CCF Créditos, Consubond, Pycred and Credial). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting and,

-	debt securities related to Loma Blanca Financial Trust.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

16.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of December 31, 2014 and 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia S.A. (subsidiary) of this type of trusts amounted to 20,668 and 10,754, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

16.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2014 and 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amounted to 493,078 and 750,214, respectively.

16.4	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2014 and 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 614,284 and 510,516, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, Note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

17.	INFORMATION REQUIRED BY THE CNV

17.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

As mentioned in Note 23., on September 5, 2013, the CNV issued General Resolution No. 622. Considering Banco Macro S.A.’s current operations, and according to the different categories of agents established by the abovementioned Resolution, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), and comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and is in the process of registering for financial trustee (AF) and non-financial trustee (FNOF) agent categories.

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 24,500, as well as the minimum required offsetting entry of 14,000, which the Bank paid-in at the end of the fiscal year with government securities as described in Note 8. and available assets in accounts opened in Central Bank.

17.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2011 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2013, included, under the custody of the following companies: AdeA Administradora de Archivos SA. (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación, between Camino San Carlos and 60 cuadras, Province of Cordoba and avenida Sargento Cayetano Beleira 410, formerly Ruta Km 8 51.2, Pilar, Province of Buenos Aires).

18.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

18.1	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for December 2014 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2014
Cash
Amounts in Central Bank accounts	8,701,883
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	695,631
Total	9,397,514

18.2	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for December 2014, along with its computable capital as of the end of that month:

Item	12/31/2014
Minimum capital requirement	5,038,903
Computable capital	10,385,529
Excess amount	5,346,626

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

19.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee, the duties of which include ensuring that an independent risk management be established, coordinating the management of the various types of risks and the respective persons in charge.

In this regard, the coordination of the Committee includes the heads of financial risk, credit risk and operational risk, which are in charge of implementing the guidelines contained in the Risk Management framework policy.

The Risk Management framework policy establishes the environment for the risk management process under the notions of risk identification, measurement, monitoring and mitigation. In addition, it lays out the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

Additionally, the system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance, strategic risks, among others).

Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

Economic capital calculation

Economic capital is the estimated amount of unexpected losses identified for each one of the individual risks (market, liquidity, interest rate, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis. The methods used for subsidiaries are exactly the same.

Since January 2014, quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The most significant risks managed by the Bank are disclosed as follows:

Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as that in which Grupo Macro is unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation. Market Liquidity Risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

Market Risk is defined as the possibility of incurring losses in on-and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Interest Rate Risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with Central Bank guidelines for Financial Institutions Risk Management and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, manage and control the applicable risks.

The Risk heads will report regularly, to the Assets and Liabilities (CAP) and the Risk Management Committees on the financial risk exposure and the effects that may be caused in the Bank´s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy on limits.

The CAP is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, considering, market, liquidity, interest rate and currency risks.

The Financial Risk area uses the following instruments in preparing its reports: sensitivity analysis, stress tests, index curves and other simulations. The adoption of measures regarding the detected departures based on the information provided is left to Senior Management’s discretion, for which it must take into consideration several factors such as the market conditions or the complexity and variety of transactions, considering the defined action plans. The Risk Management Committee learns about these situations and the plans implemented, analyzing the impact on risk exposure. As a result, it may require an explanation about the case from Senior Management or, based on its survey, recommend adjustments to the policies, procedures and limits to the Board of Directors.

The goal set by the Board of Directors is to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory and other conditions.

This makes it necessary to identify forecast and possible cash outflows, as well as alternative strategies to handle assets and liabilities in critical situations.

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

The Bank evaluates the Liquidity Risk situation through different tools, some of which include:

-	Cash Flow at Risk (CFAR): it is calculated as the difference between the liquidity gap, obtained in the average or expected scenario and that resulting from the critical scenario. The liquidity average scenario is obtained from the arithmetic mean of simulated liquidity scenarios, while the critical scenario is obtained by applying the percentile related to that confidence level for that set of simulation;

-	stress tests: they are used to quantify the impact as a result of illiquidity scenarios arising from different shocks in the risk factors involved;

-	Liquidity Coverage Ratio (LCR): this indicator shows the liquidity coverage over the outflows of funds within the next 30 days. Through different weightings factors established by Basel, the indicator is able to capture those outflows in systemic stress situations.

Market Risk is measured by computing the VAR (value at risk), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

As to the interest rate risk, Economic Value methodology (EVM), is used to measure the risk of sensitive assets and liabilities to interest rate. Through stochastic processes, different interest rate scenarios are estimated, for which different Bank´s economic values will be obtained. VaR is the difference between the expected economic value (“mean value”) and the economic value for a specific confidence level and holding period as a result of simulations.

There are Contingency Plans which are assessed and reviewed on a regular basis by the Risk Management Committee.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Credit risk

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies and strategies the purpose of which is to ensure that risks fall within a risk tolerance level decided by the Board of Directors and Central Bank and other oversight agency regulations.

The Credit Risk Department is in charge of managing credit risk, which involves identifying, evaluating, monitoring, controlling and mitigating it in all the stages of the credit cycle, from the analysis prior to granting credit through maturity or even during the credit recovery phase, if necessary.

It has the proper structure, procedures and different tools (information systems, rating and monitoring systems, measurement models, recovery policies) which enable it to handle risk effectively.

For loan granting, there are specific policies and procedures for Corporate Banking clients and Consumer Banking clients, which in turn differ, according to the segment to which they belong (Public or Private Payroll, Retirees or Open Market).

Credit risk assessment for Consumer Banking clients includes the use of risk applications based on screening and scoring methods related to an arrears level. There is also a mass-scale and centralized qualification process for clients (which allows branches to provide assistance within defined margins) and credit prequalification models for assessment of potential customers from different sales campaigns.

Loans to Corporate Banking clients are analyzed in Credit Committee, which are made up of business and risk area officers from different levels, with powers to operate within them. Specialized risk analysts prepare a risk report per client (or group of companies), which serves to support the credit decisions made by Committee members. There are also decentralized assessment methods for Agro, SMEs and Microprojects, including screening and scoring parameters, which allow speeding up the approval of predefined products and smaller amounts. In order to authorize transactions involving lower amounts or self-liquidating collaterals, or temporary transactions, special credit powers have been granted to higher-rank officers based on their knowledge, experience and training.

Once the credit limits have been approved, the Credit Administration and Transactions Department controls the formalities and settlement of the transactions and every month it reviews the classification of debtors and the debtors’ guarantees, assessing the sufficiency of the provisions according to the standards established by the Central Bank.

The Bank has a Management Information System according to the magnitude of its operations .Its component include an automated tool for the calculation of key performance indicators, for which alert and limit values have been determined in order to monitor business changes according to the risk appetite defined by the Board of Directors. The results produced by this tool are included in a report on the credit risk tolerance limits, which is submitted to the Risk Management Committee for its consideration and to adopt corrective measures where necessary.

Other credit risk management tools used are the evaluation or score models (for admission, behavior and collections), which are used at different stages of the credit cycle, attributing an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored.

Those tools are complemented with expected losses, forecast and capital adequacy assessment models, which, with different development and implementation stages, form part of the Banco Macro Action Plan being undertaken to adjust to local regulations (Communiqués “A” 5394 and “A” 5398), the Basel principles and best practices for risk management.

The Credit Risk Management Department is in charge of designing the company rating and individuals scoring models, the calculation of expected losses and economic capital and stress tests. It is also involved in designing the decision engines to approve the abovementioned credit ratings on a mass scale and/or in a decentralized manner, and in generating the credit risk monitoring indicators.

In turn, the Credit recovery Management Department is in charge of managing the recovery of non performing loans, aiming at integrating these actions into the other risk instances, which increases the efficacy of collection processes and provides information on recovery management results, so as to adjust the origination and expected loss models.

Securitization risk

The Bank and its subsidiaries do not assume any significant risks involving securitization activities. This operation consists mainly in financing, such as prepayments of prices and underwriting in the placement of debt securities of Corporate Banking customers, loans to trusts which are given the same treatment as legal entities and potentially securitizing the proprietary portfolio.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Holding debt securities or certificates of participation in trust generally creates exposure related mainly to credit risk and interest rate risk, just as in a traditional credit transaction. Therefore, they are included in the assessment and administration of each one of the risks involved.

Operational risk

The Bank adopted the definition of Operational risk under the Basel II Accord and the definition established by the Central Bank through its Communiqué “A” 5398, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events.

This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk. The Operational Risk Committee’s main mission is to secure an Operational Risk Management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

A quantitative approach is used to measure operational risk and technological risk, which includes the following:

-	assessing all relevant processes;

-	integrating the operational and technological risk assessment models;

-	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

-	the quantitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

-	the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

-	the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management; and

-	the methodology through which the IT areas identify, assess and control the risks related to the Bank’s information assets and to specific events, creating information that is later taken into account in decision-making processes.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

The Bank has an incentives system to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

20.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro S.A.’s business activity is governed by Financial Institutions Law No. 21,526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 (Guidelines for Corporate Governance in Financial Institutions) as supplemented.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Through General Resolution No. 622/13, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the website and that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Communiqué “A” 5293 as supplemented are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is made up of eleven members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are appointed by the Shareholders’ Meeting.

Four directors are independent, according to the guidelines set by CNV and the Central Bank regulations.

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

In this regard, through its CREFI (Creation, Operation and Expansion of Financial Institutions) circulars, the Central Bank establishes the assessment criteria used for granting the authorization to the directors appointed by the Shareholders’ Meeting.

The Board of Directors delegates the usual affairs related to management and corporate activities to an Executive Committee with the assignment of specific duties as defined in the Bank’s bylaws.

In relation to Senior Management and Committees, see next paragraph Organizational structure

•	Ownership structure

As of December 31, 2014, without considering the effect of capital stock decrease, as mentioned in Note 10., the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	19.43	21.42

Carballo Delfín Jorge Ezequiel	18.79	20.53

ANSES FGS under Law No. 26,425	30.97	28.80

Grouped shareholders (Argentine stock exchanges)	8.30	8.32

Grouped shareholders (foreign stock exchanges)	22.51	20.93

•	Organizational structure

Senior management

Two deputy general managers report to the Executive Committee; one is in charge of the commercial areas and the other is in charge of the operating areas. Thirteen-line managers report to them. Additionally, the Bank has ten staff areas reporting directly to the Executive Committee.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Committee	Roles
Audit Committee	They are established in Capital Markets Law as supplemented.
Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management Committee	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Receivables Committee	Approving credit transactions based on credit capacity.
Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.
Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

The Bank has a broad network of branches (404) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 1.2. to the Bank’s consolidated financial statements (see also Notes 9. and 3. to the stand-alone and consolidated financial statements, respectively).

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1. and 16., respectively.

•	Incentive practices

The Bank has a personnel incentives system based on the identification of officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

The Incentives Committee is in charge of ensuring for the financial incentives for personnel system to be consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks. The Incentives Committee is the body responsible for approving the Compensation Policy (salary and variable incentives), as well as any reviews it may require.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The Incentives System in place is based on assessing personal competence and performance associated with the compliance of non-related organizational objectives to be compensated based on extraordinary profit targets or direct financial achievement. The system is also adjusted according to the objective premise of generating sustained revenues (on a sustainable basis), thus, when establishing the total amount of compensation with regard to income (loss) for the year, extraordinary income is not taken into account. The system only provides cash compensation.

The Compensation Policy also includes a specific chapter regarding how remuneration is set and adjusted. In this case, the idea is to compensate personnel by ensuring performance recognition, internal equity, external competitiveness, productivity, efficiency and added value, finding an appropriate point of equilibrium with the business’s economic capacity and consistency in the long term.

The following aspects are taken into consideration:

-	the complexity of the positions, their contribution to the organization’s strategy and the professional development attained by the employee;

-	employees with enhanced performance in achieving their objectives and assuming greater responsibilities; and

-	levels of remuneration that are competitive in comparison to market levels.

•	Codes of ethics and conduct

The Bank adheres to the best practices and requires that all its employees act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for directors and officers is supplemental to the Bank’s Code of Conduct.

•	Role of financial agent

The Bank is a financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, the subsidiary Banco del Tucumán S.A. is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also Notes 2.1. through 2.4.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro S.A. complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21,526 and the regulations issued by the regulatory agency (Central Bank).

As established by the legislation (Argentine Business Associations Law No. 19,550), specific applicable regulations (Capital Markets Law as supplemented), professional accounting standards (TR No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also Notes 9. and 3. to the stand-alone and consolidated financial statements, respectively.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable before the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interest.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest there may be in a transaction proposal and should refrain from voting on the matter.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and, additionally, some guidelines are disclosed in other notes and exhibits to these financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

21. SUMMARY JUDGEMENTS AND SANCTIONS APPLIED BY THE CENTRAL BANK AGAINST BANCO MACRO S.A.

As established by Central Bank Communiqué “A” 5689, find the information below:

21.1.	Summary Judgment initiated by the Central Bank:

Date & No. of Summary	Reason	Responsible	Status
04/14/2011 Criminal Foreign Exchange Regime Summary N° 4674.	Supposed infraction of article No. 1
incs. e) and f) and No. 2 inc f) of
the Criminal Foreign Exchange Law
(“CFEL”), in an exchange operation
transaction with a suspended
customer with no Central Bank
	authorization.	Banco Macro S.A., as the follow-on of Nuevo Banco Bisel S.A. and Branch Manager. (1)	The Central Bank raised the summary to the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba.
03/11/2013 Financial Summary No. 1380.	Supposed excess in the assets used
	for guarantee purpose which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank requirements.	Former Banco Privado de Inversiones S.A., Directors, Statutory Audit Committee and Corporate Service Manager. (2)	In process at the Central Bank.
08/14/2013 Financial Summary No. 1401.	Supposed failure of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista.	Banco Macro S.A. and Directors. (3)	In process at the Central Bank.
01/07/2014 Criminal Foreign Exchange Regime Summary N0. 5645.	Supposed infraction of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.	Banco Macro S.A. and Responsible for Foreign Trade and Foreign Exchange. (4)	In process at the Central Bank.

(1)	Mariano Raúl Misino and Roberto David Luna.
(2)	Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar and Carlos Soulé.
(3)	Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito.
(4)	Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

21.2.	Sanctions imposed by the Central Bank:

Date & No. of Summary	Reason	Responsible	Status
04/10/2008 Financial summary No. 1227

Supposed infraction of Communiqué “A" 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd. with no previous Central Bank authorization.

Sanction amount: 2,625

Banco Macro S.A. Directors. (1)

On 11/05/2013 the fine was debited from Banco Macro´s account 00285 at the Central Bank.

On 11/20/2013 a direct appeal was file against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, before the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF).

08/01/2013 Summary No. 1394	Supposed failure of Communiqué “A” 3700. CREFI 2-36, Exhibit, Item I, Sub-item 5.2. For presenting out of term the corresponding documentation regarding the appointment of authorities.	Banco Macro S. A. and Chairman. (2)	On 12/02/2014 the Central Bank passed Sentence No. 828, imposing the sanction to those responsible. On 02/02/2015 the Bank rejected the resolution and presented an appeal to revoke the sentence at the Central Bank.

(1)	Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste and Jorge Pablo Brito.
(2)	Jorge Horacio Brito.

21.3.	Sanctions imposed by the Financial Information Unit (UIF).

Date & File No.	Reason	Responsible	Status
01/16/2009 File No. 62/2009	Purchase of foreign currency from April 2006 through August 2007. Sanction amount: 718	Banco Macro S.A. and those in charge of Anti-money laundering regulation compliance. (1)	UIF. passed Resolution No. 72/2011 on 06/09/2011, imposing sanctions to those responsible. An appeal was presented at CNACAF.
06/09/2011 File No. 62/2009 (extension)	Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Sanction amount: 538	Banco Macro S.A. and those in charge of Anti-money laundering regulation compliance. (2)	UIF. passed Resolution No. 04/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
11/23/2011 File No. 6338/2011	Purchase of foreign currency. Sanction amount: 2,136	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 110/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Date & File No.	Reason	Responsible	Stage
11/23/2011 File No. 6420/2011	Purchase of foreign currency. Sanction amount: 822	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 124/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
11/23/2011 File No. 6406/2011	Purchase of foreign currency. Sanction amount:677	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 171/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
11/23/2011 File No. 6407/2011	Purchase of foreign currency. Sanction amount:802	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 132/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
12/07/2011 File No.6405/2011	Purchase of foreign currency. Sanction amount:1,504	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 26/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
12/07/2011 File No. 6491/2011	Banco Suquía S.A. –Deposits in checking account. Sanction amount: 791	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (4)	UIF. passed Resolution No. 118/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
12/28/2011 File No. 6612/2011	Purchase of foreign currency. Sanction amount:688	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 53/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
12/28/2011 File No. 6614/2011	Purchase of foreign currency. Sanction amount:843	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (3)	UIF. passed Resolution No. 6/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.
06/27/2012 File No. 517/2012	Purchase of foreign currency. Sanction amount:1,857	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (5)	UIF. passed Resolution No. 500/2014 imposing sanctions to those responsible. An appeal was presented at CNACAF.

(1)	Juan Pablo Brito Devoto and Luis Carlos Cerolini.
(2)	Fernando Andrés Sansuste.
(3)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors – and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito –as Directors of Banco Macro S.A.
(4)	Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Jorge Pablo Brito, Roberto Julio Eilbaum, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro S.A.
(5)	Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Although, sanctions do not involve material amount, as of the date of issuance of these financial statements, the total amount of sanctions received, pending to be paid for been appealed or about to be appealed, amounted to 11,376, which will be booked according to Communiqué “A” 5689 of Central Bank as from January, 2015.

Additionally, there are pending summaries at CNV and UIF, as described below:

Date & Resolution No.	Reason	Responsible
09/26/2014 CNV. Resolution No. 17,529	Potential non-compliance with the obligation to inform a “Significant Event”.	Banco Macro S.A., Directors, Statutory Audit Committee members and person in charge of Market relations. (1)
05/10/2012 UIF. File No. 160/2012	Purchase of foreign currency.	Banco Macro S.A., Directors and those in charge of Anti-money laundering regulation compliance. (2)

(1)	Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto, Jorge Pablo Brito; Luis Carlos Cerolini; Roberto Julio Eilbaum; Alejandro Macfarlane; Carlos Enrique Videla; Guillermo Eduardo Stanley; Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner.

(2)	Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito.

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

22.	TAX AND OTHER CLAIMS

22.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro S.A. for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. In February 2009, a complaint was filed to challenge the assessment with the Federal Administrative Tax Court, which is pending proceedings. City of Buenos Aires government filed an action for payment and secured a provisional attachment in the amount of 827 (see also Note 8.).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

22.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones S.A., on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank.

Additionally, there are other claims filed by consumers’ associations against the Bank.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

23.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. In addition, at a local level, there was an increase in the volatility of government and private securities and in interest rates, as well as somewhat significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate. In addition, resolution is currently pending in a claim against the Argentine Government by holders of government securities who did not join the debt restructuring carried out in 2005 and 2010, which has generated consequences in the interest payment service of certain government securities.

Specifically in connection with the Argentine foreign exchange market, as from October 2011, the Federal Government imposed certain restrictions to access to the MUyLC (single and free foreign exchange market). Moreover, during the first quarter of 2014, there was a strong appreciation of foreign currency and a rise in interest rates, both deposit and lending rates.

Lastly, on December 27, 2012, a new Capital Markets Law was enforced (No. 26,831), as enacted by Presidential Decree No. 1023/2013 dated July 29, 2013, and CNV General Resolution No. 622 dated September 5, 2013. As a result of this new regulation, different agents had to make material, operative and business modifications (see also Note 17.1).

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a rate of 4% p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2014 and 2013, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 18,363 and 14,208 at the stand-alone level, respectively, and a total of 31,055 and 23,301 at consolidated level, respectively. The Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

24.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve. Consequently, upcoming Shareholders´ Meeting shall apply 695,906 out of “Unappropriated retained earnings” to increase such legal reserve.

b)	As established in the issuance conditions for the instruments representing long term debt mentioned in Note 11.a.1), the upcoming Shareholders’ Meeting shall apply 125,073 out of “Unappropriated retained earnings” to set a special reserve for the interest to be paid upon the maturities, taking place in June and December 2015.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

Additionally, from the amendments introduced by Law No. 26,893, distributions of dividends (except for shares) to individuals of the country or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting considering financial statements with retained earnings should specifically decide how they will be used.

e)	Through Communiqué “A” 5485 as supplemented, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed with the Central Bank express authorization, provided there are no records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies or there are no sanctions imposed by UIF, weighted to be significant, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value, the effects of administrative and/or disciplinary sanctions and criminal penalties in trial court as describe in Note 21., among other items.

As of December 31, 2014 and, as mentioned in the previous paragraph, it is required to make an adjustment in “Unappropriated retained earnings”, for an amount of 11,376 pursuant to administrative and/or disciplinary sanctions and criminal penalties.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required minimum capital considering, solely for this purpose (i) an 75% incremental adjustment to the total requirements, (ii) 100% of the additional capital requirement, established by Communiqué “A” 5694 for financial institution with domestic systemically important banks (D-SIBs), deducting the abovementioned adjustment, among others.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

25.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

26.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5., in accordance with argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2014 AND 2013
(Translation of financial statements originally issued in Spanish - See Note 26)
(Figures stated in thousands of pesos)

	12/31/2014		12/31/2013	12/31/2014
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		861,594	25,834	841,017		841,017
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		494,833		432,392		432,392
Federal government bonds in pesos at Badlar + 2% - Maturity: 2016		377,042		377,353		377,353
Federal government bonds in pesos at Badlar Private + 3% - Maturity: 2015		220,963	467,411	218,407		218,407
Federal government bonds in US dollars at 7% - Maturity: 2015		121,396	44,126	67,056		67,056
Consolidation bonds in pesos - 7° Serie - Maturity: 01-04-2016		80,463	3,012	80,612		80,612
Federal government bonds in US dollars at 1.75% - Maturity: 2016		80,099		80,099		80,099
Consolidation bonds in pesos - 8° Serie		65,005	3,378	65,602		65,602
Federal government bonds in US dollars at 2.40% - Maturity: 2018		59,796		59,796		59,796
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		54,512	256,946	54,501		54,501
Other		190,706	492,003	167,145		167,145

Subtotal holdings booked at market value		2,606,409	1,292,710	2,443,980		2,443,980

Holdings booked at amortized cost
- Local
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019	155,258	161,937		155,258		155,258
Argentine saving bond for the economy development in US dollars at 4% - Maturity: 07-27-2016	114,708	129,184	98,437	114,708		114,708
Province of Entre Ríos Treasury Bills - Maturity: 12-11-2016	23,865	25,487		23,865		23,865
Province of Chaco Treasury Bills - Maturity: 01-22-2015	15,415	15,453		15,415		15,415
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014			98,759
Province of Neuquén guarantee Treasury Bills Class 1 in US dollars - Maturity: 05-23-2014			37,435
Debt Securities Class 1 - Chubut development and infrastructure bond in US dollars at 4% Maturity: 10-21-2019			10,376

Subtotal Holdings booked at amortized cost		332,061	245,007	309,246		309,246

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2014 AND 2013
(Translation of financial statements originally issued in Spanish - See Note 26)
(Figures stated in thousands of pesos)

	12/31/2014		12/31/2013	12/31/2014
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-28-2015		724,642		724,642		724,642
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-04-2015		431,924		431,924		431,924
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-18-2015		428,650		428,650		428,650
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-31-2014		382,406		382,406		382,406
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-07-2015		375,437		624,400		624,400
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-14-2015		324,281		324,281		324,281
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-21-2015		312,799		312,799		312,799
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-25-2015		308,147		308,147		308,147
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-02-2014			12,980
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		3,288,286	12,980	3,537,249		3,537,249

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-04-2015	32,030	32,030
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-20-2015		4,077
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-19-2014			21,817
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-05-2014			21,330
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-29-2014			12,750
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-11-2014			12,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-15-2014			11,902
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-26-2014			4,674
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		36,107	85,064

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-11-2015		421,758		421,758		421,758
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-01-2015		375,464		375,464		375,464
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-11-2015		362,193		362,193		362,193
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-25-2015		202,809		202,809		202,809
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-04-2015		129,301		129,301		129,301
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-18-2015		100,552		100,552		100,552
Central Bank of Argentina Bills in US dollars – Maturity: 03-04-2015		34,372		34,372		34,372
Central Bank of Argentina Bills in US dollars – Maturity: 03-25-2015		28,750		28,750		28,750
Central Bank of Argentina Bills in US dollars – Maturity: 01-28-2015		25,027		25,027		25,027
Central Bank of Argentina Bills in US dollars – Maturity: 01-21-2015		23,544		23,544		23,544
Other		171,813		197,224		197,224

Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		1,875,583		1,900,994		1,900,994

Subtotal Instruments issued by the Central Bank of Argentina		5,199,976	98,044	5,438,243		5,438,243

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2014 AND 2013
(Translation of financial statements originally issued in Spanish - See Note 26)
(Figures stated in thousands of pesos)

	12/31/2014		12/31/2013	12/31/2014
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		5,199,976	98,044	5,438,243		5,438,243

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 04-23-2014			39,340
Subtotal Central Bank of Argentina Notes - Under repo Transactions			39,340

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 04-23-2014			35,647
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio			35,647
Total Instruments issued by the Central Bank of Argentina		5,199,976	173,031	5,438,243		5,438,243
Total Government securities		8,138,446	1,710,748	8,191,469		8,191,469

Investments in listed private securities
Capital Instruments
- Local
YPF S.A.		258,458		258,458		258,458
Siderar S.A.I.C		154,670		154,670		154,670
Aluar Aluminio Argentino S.A.I.C		124,724		124,724		124,724
Petrolera Pampa S.A.		99,231		99,231		99,231
Telecom Argentina Stet-France Telecom S.A.		87,378		97,838		97,838
Petrobras Energía S.A.		30,286		30,286		30,286
Cresud S.A.I.C		9,169		9,169		9,169
Molinos Rio de la Plata S.A		8,858		8,858		8,858
IRSA Inversiones y Prestaciones S.A		2,886		2,886		2,886
Alto Palermo S.A. (Apsa)		995		995		995
Subtotal Capital Instruments		776,655		787,115		787,115
Total Investments in listed private securities		776,655		787,115		787,115
Total government and private Securities		8,915,101	1,710,748	8,978,584		8,978,584

(1) Position without options as of December 31, 2014, includes “Holdings” plus: "loans" and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2014 AND 2013
(Translation of financial statements originally issued in Spanish - See Note 26)
(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013

COMMERCIAL

In normal situation	15,197,007	15,697,070
With Senior “A” guarantees and counter-guarantees	1,352,637	1,052,533
With Senior “B” guarantees and counter-guarantees	2,839,846	2,910,554
Without Senior guarantees or counter-guarantees	11,004,524	11,733,983

Subject to special monitoring	67,494	102,511
In observation
With Senior “A” guarantees and counter-guarantees		1,993
With Senior “B” guarantees and counter-guarantees	31,279	35,970
Without Senior guarantees or counter-guarantees	36,215	64,548

Troubled	86,085	22,650
With Senior “B” guarantees and counter-guarantees	26,506	13,060
Without Senior guarantees or counter-guarantees	59,579	9,590

With high risk of insolvency	244,230	222,106
With Senior “A” guarantees and counter-guarantees	1,206
With Senior “B” guarantees and counter-guarantees	152,521	75,006
Without Senior guarantees or counter-guarantees	90,503	147,100

Irrecoverable		8,385
With Senior “B” guarantees and counter-guarantees		3,729
Without Senior guarantees or counter-guarantees		4,656

Subtotal Commercial	15,594,816	16,052,722

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2014 AND 2013
(Translation of financial statements originally issued in Spanish - See Note 26)
(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013

CONSUMER

Performing	25,765,495	20,972,447
With Senior “A” guarantees and counter-guarantees	499,578	314,530
With Senior “B” guarantees and counter-guarantees	2,110,321	1,633,217
Without Senior guarantees or counter-guarantees	23,155,596	19,024,700

Low risk	330,910	316,744
With Senior “A” guarantees and counter-guarantees	861	1,578
With Senior “B” guarantees and counter-guarantees	20,298	13,948
Without Senior guarantees or counter-guarantees	309,751	301,218

Medium risk	213,372	206,596
With Senior “A” guarantees and counter-guarantees		1,063
With Senior “B” guarantees and counter-guarantees	8,581	6,047
Without Senior guarantees or counter-guarantees	204,791	199,486

High risk	186,537	124,120
With Senior “A” guarantees and counter-guarantees	1,595	576
With Senior “B” guarantees and counter-guarantees	12,416	4,859
Without Senior guarantees or counter-guarantees	172,526	118,685

Irrecoverable	97,165	62,241
With Senior “B” guarantees and counter-guarantees	7,820	9,065
Without Senior guarantees or counter-guarantees	89,345	53,176

Irrecoverable according to Central Bank's rules	201	284
Without Senior guarantees or counter-guarantees	201	284

Subtotal Consumer	26,593,680	21,682,432
Total	42,188,496	37,735,154

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2014		12/31/2013
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,051,695	4.86	2,321,319	6.15
50 next largest customers	3,911,770	9.27	3,855,621	10.22
100 next largest customers	2,822,271	6.69	2,724,057	7.22
Other customers	33,402,760	79.18	28,834,157	76.41

Total	42,188,496	100.00	37,735,154	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	29	49,756	32,693	42,041	83,945	18,257	407,292	634,013

Financial sector		7,141	13,306	32,782	33,156	111,588	11,723	209,696

Non-financial private sector and foreign residents	488,878	14,563,590	4,411,187	3,747,275	4,203,849	6,146,040	7,783,968	41,344,787

Total	488,907	14,620,487	4,457,186	3,822,098	4,320,950	6,275,885	8,202,983	42,188,496

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2014					12/31/2013	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year-end date	Capital stock	Shareholders' equity	Income (loss) for the year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	827,903	618,886	Financial institution	12-31-14	43,960	920,588	232,417
Macro Securities S.A.	Common	1	1	12,776,680	93,423	54,676	Brokerage house	12-31-14	12,886	94,605	40,023
Macro Fiducia S.A.	Common	1	1	6,475,143	17,812	12,714	Services	12-31-14	6,567	17,430	4,167
Macro Fondos SGFCI S.A.	Common	1	1	327,183	7,488	4,362	Mutual funds management	12-31-14	1,713	39,161	28,963
Foreign
Macro Bank Limited	Common	1	1	9,816,899	376,230	279,298	Financial institution	12-31-14	9,817	376,230	96,930
Subtotal subsidiaries					1,322,856	969,936

- Non-subsidiaries
In Argentina
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-13	7,200	7,667	924
Prisma Medio de Pagos (former Visa Argentina S.A.)	Common	1	1	1,141,503	3,554	3,554	Business services	05-31-14	15,000	356,378	295,046
COEL S.A.	Common	1	1	86,236	138	138	Financial Services	12-31-13	1,000	3,281	175
ACH S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-12	650	266	(105)
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	121	121	Electronic market	12-31-13	242	24,899	8,677
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-14	10,250	96,305	54,025
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-13	18,578	905,856	24,217
Banelco S.A.						2,500	Network administration	12-31-13	23,599	102,351	39,720
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	674	514	Financial institution	12-31-13	1,824,910	5,592,131	552,420
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	501	382	Financial institution	12-31-13	1,824,910	5,592,131	552,420
Subtotal non-subsidiaries					5,828	8,049

Total in financial institutions, supplementary and authorized activities					1,328,684	977,985

In other companies
- Non-subsidiaries
In Argentina
Other					1,724	1,551
Foreign
SWIFT S.A.	Common	1	1	5	42	32	Services	12-31-13	2,342,902	2,925,690	186,418
Total in other companies					1,766	1,583
Total (1)					1,330,450	979,568

(1) As of December 31, 2014 and 2013 the Bank booked allowances for impairment in value amounting to 609 and 344, respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Net book				Depreciation for the year		Net book
Item	value at beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of fiscal year

Bank premises and equipment
Buildings	375,089	53,223	43,820	2,042	50	17,531	452,559
Furniture and facilities	86,216	33,436			10	14,154	105,498
Machinery and equipment	173,736	146,242		43	5	74,784	245,151
Vehicles	32,237	9,152		484	5	14,309	26,596

Total	667,278	242,053	43,820	2,569		120,778	829,804

Other assets
Works in progress	117,785	283,288	(37,036)				364,037
Works of art	1,170						1,170
Prepayments for the purchase of assets	20,195	61,994	(7,264)				74,925
Foreclosed assets	8,908	106,282		288	50	961	113,941
Leased buildings	570			568	50	2
Stationery and office supplies	10,066	73,654		59,208			24,512
Other assets	200,937	36,578	480	14,343	50	1,324	222,328

Total	359,631	561,796	(43,820)	74,407		2,287	800,913

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Net book			Amortization for the year		Net book
Item	value at beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of fiscal year
Goodwill (a)	58,788			10	14,052	44,736
Organization and development costs (b)	271,759	185,710	102	5	112,700	344,667

Total	330,547	185,710	102		126,752	389,403

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and former Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2014		12/31/2013
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	5,099,796	10.58	3,926,242	10.16
50 next largest customers	4,685,951	9.72	5,256,030	13.60
100 next largest customers	2,594,395	5.38	2,457,322	6.36
Other customers	35,834,281	74.32	27,007,610	69.88

Total	48,214,423	100.00	38,647,204	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 Months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	40,445,182	6,720,565	866,523	177,107	2,399	2,647	48,214,423

Other liabilities from financial intermediation

Central Bank of Argentina	4,990	1,009	1,578	3,045	6,002	211	16,835
Banks and International Institutions	36,580	51,215	518				88,313
Non-subordinated corporate bonds		32,225				909,890	942,115
Financing received from Argentine financial institutions	101,615	2,530	3,817	7,721	15,819	21,855	153,357
Other	3,507,559	122,367	1,826	2,375		90,673	3,724,800

	3,650,744	209,346	7,739	13,141	21,821	1,022,629	4,925,420

Subordinated corporate bonds			4,517			1,282,800	1,287,317

Total	44,095,926	6,929,911	878,779	190,248	24,220	2,308,076	54,427,160

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	fiscal year

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	931,960	700,159	534,052	14,307	1,083,760
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	230,011	5,354	4,015	4	231,346
Receivables from financial leases
For uncollectibility risk	4,945	1,071	938	622	4,456
Investments in other companies
For impairment in value	344	306		41	609
Other receivables
For uncollectibility risk	6,742	1,084	399	2,247	5,180

Total allowances	1,174,002	707,974	539,404	17,221	1,325,351

PROVISIONS
Contingent commitments	4,806	12		2,554	2,264
For other contingencies	107,116	29,113	24,276	2,167	109,786
Difference from court deposits dollarization	14,208	4,419	33	231	18,363

Total Provisions	126,130	33,544	24,309	4,952	130,413

(1) See Notes 3.5.f). and 3.5.m).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Shares			Capital stock (1)
		Votes per	Issued
Class	Stock number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	573,327,358	1	573,327	573,327

Total	584,563,028		584,563	584,563

(1) See Note 10.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2014															12/31/2013
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen			Uruguayans	Chilean
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	Renminbi	peso	peso	Guarani	Real	Euro	Total
ASSETS
Cash	4,731,883	4,671,096	6,536	924	120	1,204	923	212	567	1,986	1,042	800	390	4,065	42,018	5,245,008
Government and private securities	803,954	803,954														393,573
Loans	1,873,167	1,873,167														1,876,819
Other receivables from financial intermediation	259,626	252,454									703	423		323	5,723	281,830
Receivables from financial leases																7,986
Investments in other companies	377,447	377,447														280,226
Other receivables	81,242	81,242														68,964
Items pending allocation	3,107	3,107														988

Total	8,130,426	8,062,467	6,536	924	120	1,204	923	212	567	1,986	1,745	1,223	390	4,388	47,741	8,155,394

LIABILITIES
Deposits	2,998,040	2,998,040														2,461,071
Other liabilities from financial intermediation	1,632,907	1,617,798	454	57		60									14,538	1,785,933
Other liabilities	3,079	3,079														2,346
Subordinated corporate bonds	1,287,317	1,287,317														981,142
Items pending allocation	4	4														77

Total	5,921,347	5,906,238	454	57		60									14,538	5,230,569

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,191,573	1,191,573														1,015,408
Control	1,483,902	1,421,355													62,547	923,080
Derivatives	8,759	8,759														6,676
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	246,643	242,387													4,256	172,687

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Item	12/31/2014 (1)	12/31/2013 (1)

Loans
Overdrafts	20,685	59,980
Without Senior guarantees or counter-guarantees	20,685	59,980
Documents		4,150
With Senior “A” guarantees and counter-guarantees		1,776
Without Senior guarantees or counter-guarantees		2,374
Mortgage and pledge	7,588	11,568
With Senior “B” guarantees and counter-guarantees	7,122	10,441
Without Senior guarantees or counter-guarantees	466	1,127
Personal	614	309
Without Senior guarantees or counter-guarantees	614	309
Credit cards	8,939	23,641
Without Senior guarantees or counter-guarantees	8,939	23,641
Other	199,258	64,396
Without Senior guarantees or counter-guarantees	199,258	64,396
Total loans	237,084	164,044

Other receivables from financial intermediation	12,929	2,072

Receivables from financial leases and other	10,692	10,514

Contingent Commitments	3,724	1,953

Investments in other companies	1,323,331	970,411

Total	1,587,760	1,148,994

Provisions	3,057	1,910

(1) As of December 31, 2014 and 2013 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

					Originally		Weighted daily
	Purpose of the				agreed	Residual	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	25	19		123,238

		Federal
Repo transactions	Intermediation - own account	government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		403,009

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	7	3	1	3,107,509

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	6	3	30	1,894,255

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013
ASSETS

A.	CASH
	Cash on hand	4,703,574	3,232,931
	Due from banks and correspondents
	Central Bank of Argentina	9,459,016	8,937,649
	Local Other	17,921	26,423
	Foreign	1,253,156	663,118
	Other	535	408
		15,434,202	12,860,529

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings booked at market value	3,469,616	1,928,841
	Government securities under repo transactions with Central Bank of Argentina		88,928
	Holdings booked at amortized cost	336,302	250,513
	Instruments issued by the Central Bank of Argentina	5,729,925	173,031
	Investments in listed private securities	776,655	3
		10,312,498	2,441,316

C.	LOANS
	To the non-financial government sector	604,417	640,158
	To the financial sector
	Interfinancing - (granted call)	105,000	308,023
	Other financing to Argentine financial institutions	107,657	55,711
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,210	1,163
	To the non-financial private sector and foreign residents
	Overdrafts	3,385,551	4,449,988
	Documents	4,627,375	4,320,772
	Mortgage loans	2,466,073	2,308,916
	Pledge loans	1,857,121	1,429,414
	Personal loans	16,120,921	13,873,830
	Credit cards	9,189,482	6,841,356
	Other	5,835,233	5,206,630
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	831,683	779,436
	less: Unearned discount	(205,384)	(186,547)
	less: Allowances (Note 4.)	(1,186,044)	(1,006,495)
		43,740,295	39,022,355

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	810,922	648,015
	Amounts receivable from spot and forward sales pending settlement	275,223	774,525
	Securities and foreign currency receivables from spot and forward purchases pending settlement	50,246	208,774
	Unlisted corporate bonds	463,816	270,690
	Receivables from forward transactions without delivery of underlying asset	136,613	167
	Other receivables not covered by debtors classification standards	501,417	763,238
	Other receivables covered by debtors classification standards	345,953	246,284
	Accrued interest receivables covered by debtors classification standards	673	846
	less: Allowances (Note 4.)	(235,755)	(232,290)
		2,349,108	2,680,249

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	383,668	385,717
	Accrued interest and adjustments	5,202	5,158
	less: Allowances (Note 4.)	(4,459)	(5,015)
		384,411	385,860

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,176	893
	Other	11,561	13,883
	less: Allowances (Note 4.)	(1,506)	(1,330)
		11,231	13,446

G.	OTHER RECEIVABLES
	Receivables from sale of assets	2,804	6,116
	Minimum presumed income tax-credit		3,460
	Other	607,819	432,289
	Accrued interest and adjustments receivable on from sale of assets	160	235
	Other accrued interest and adjustments receivable	14	172
	less: Allowances (Note 4.)	(5,383)	(6,929)
		605,414	435,343

H.	BANK PREMISES AND EQUIPMENT, NET	925,427	735,663

I.	OTHER ASSETS	808,239	364,670

J.	INTANGIBLE ASSETS
	Goodwill	44,736	58,788
	Organization and development costs	364,414	285,191
		409,150	343,979

K.	ITEMS PENDING ALLOCATION	15,659	11,624

TOTAL ASSETS		74,995,634	59,295,034

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	8,570,055	6,580,041
	From the financial sector	38,683	26,874
	From the non-financial private sector and foreign residents
	Checking accounts	11,896,322	8,602,700
	Savings accounts	11,013,878	8,440,709
	Time deposits	21,510,754	18,416,520
	Investment accounts	190,503	199,003
	Other	1,137,750	878,032
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	358,609	283,139
		54,716,554	43,427,018

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	16,959	21,994
	Banks and International Institutions	87,858	325,664
	Non-subordinated Corporate Bonds	909,890	693,483
	Amounts payable for spot and forward purchases pending settlement	122,466	241,942
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	235,574	863,570
	Financing received from Argentine financial institutions
	Other financing received from Argentine financial institutions	20,489	25,159
	Accrued interest payable		96
	Receivables from forward transactions without delivery of underlying asset		27,867
	Other	3,898,070	2,440,877
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	65,406	57,079
		5,356,712	4,697,731

N.	OTHER LIABILITIES
	Fees	12,196	11,224
	Other	1,859,148	1,314,477
		1,871,344	1,325,701

O.	PROVISIONS (Note 4.)	171,923	159,381

P.	SUBORDINATED CORPORATE BONDS	1,287,317	981,142

Q.	ITEMS PENDING ALLOCATION	6,966	7,128

	MINORITY INTERESTS IN SUBSIDIARIES	93,001	69,502

	TOTAL LIABILITIES	63,503,817	50,667,603

	SHAREHOLDERS' EQUITY	11,491,817	8,627,431

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		74,995,634	59,295,034

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	99,719,828	61,359,882
Contingent	13,422,838	11,983,952
Guarantees received	12,934,170	11,593,922
Other not covered by debtors classification standards	126	167
Contingent debit-balance contra accounts	488,542	389,863

Control	80,804,064	43,775,080
Receivables classified as irrecoverable	1,386,465	1,256,611
Other	78,789,541	41,803,691
Control debit-balance contra accounts	628,058	714,778

Derivatives	5,125,002	5,083,287
Notional value of put options taken	8,759	6,676
Notional value of forward transactions without delivery of underlying asset	2,432,466	2,916,785
Interest rate swap		50,000
Derivatives debit-balance contra accounts	2,683,777	2,109,826

Trust activity	367,924	517,563
Trust funds	367,924	517,563

CREDIT-BALANCE ACCOUNTS	99,719,828	61,359,882

Contingent	13,422,838	11,983,952
Other guarantees provided covered by debtors classification standards	112,092	129,681
Other guarantees provided not covered by debtors classification standards	145,861	151,489
Other covered by debtors classification standards	219,559	108,693
Other not covered by debtors classification standards	11,030
Contingent credit-balance contra accounts	12,934,296	11,594,089

Control	80,804,064	43,775,080
Checks to be credited	628,058	714,778
Control credit-balance contra accounts	80,176,006	43,060,302

Derivatives	5,125,002	5,083,287
Notional value of call options sold	114,479
Notional value of forward transactions without delivery of underlying asset	2,569,298	2,109,826
Derivatives credit-balance contra account	2,441,225	2,973,461

Trust activity	367,924	517,563
Trust activity credit-balance contra accounts	367,924	517,563

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013

A.	FINANCIAL INCOME
	Interest on cash and due from banks	127	241
	Interest on loans to the financial sector	64,293	51,468
	Interest on overdrafts	1,338,170	1,074,900
	Interest on documents	960,429	654,111
	Interest on mortgage loans	483,143	333,854
	Interest on pledge loans	274,287	197,135
	Interest on credit card loans	1,930,082	1,022,177
	Interest on financial leases	76,320	68,435
	Interest on other loans	6,272,353	4,782,671
	Net income from government and private securities	1,974,166	409,054
	Interest on other receivables from financial intermediation	3,455	3,101
	Income from guaranteed loans - Presidential Decree No. 1,387/01	40,201	26,026
	CER (Benchmark Stabilization Coefficient) adjustment	78,299	35,155
	CVS (Salary Variation Coefficient) adjustment	737	606
	Difference in quoted prices of gold and foreign currency	827,599	808,143
	Other	358,988	286,454
		14,682,649	9,753,531

B.	FINANCIAL EXPENSE
	Interest on checking accounts	533	497
	Interest on savings accounts	49,237	41,060
	Interest on time deposits	5,137,168	3,065,823
	Interest on interfinancing received loans (received call)	1,202	2,883
	Interest on other financing from financial institutions	17	7
	Interest on other liabilities from financial intermediation	91,733	61,674
	Interest on subordinated bonds	120,407	80,953
	Other interest	3,109	3,369
	CER adjustment	9,183	4,295
	Contribution to Deposit Guarantee Fund	151,048	67,808
	Other	1,018,924	693,171
		6,582,561	4,021,540

	GROSS INTERMEDIATION MARGIN - GAIN	8,100,088	5,731,991

C.	PROVISION FOR LOAN LOSSES	664,882	540,032

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	92,101	164,097
	Related to deposits	2,798,967	2,022,656
	Other commissions	76,690	50,236
	Other	1,688,030	1,189,335
		4,655,788	3,426,324

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2014	12/31/2013

E.	SERVICE-CHARGE EXPENSE
	Commissions	288,053	205,176
	Other	927,706	712,631
		1,215,759	917,807

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	3,190,774	2,351,921
	Directors' and statutory auditors' fees	163,378	117,077
	Other professional fees	181,427	138,212
	Advertising and publicity	128,387	103,437
	Taxes	323,463	218,491
	Depreciation of equipment	130,678	98,666
	Amortization of organization costs	122,704	89,019
	Other operating expenses	812,572	598,402
	Other	445,496	300,131
		5,498,879	4,015,356

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	5,376,356	3,685,120

G.	OTHER INCOME
	Income from long-term investments	49,635	25,132
	Penalty interest	60,801	40,972
	Recovered loans and allowances reversed	126,502	109,449
	CER adjustment	102	63
	Others	114,163	77,598
		351,203	253,214

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	1,531	30
	Charges for other receivables uncollectibility and other allowances	42,731	50,624
	Depreciation and loss of other assets	3,196	3,051
	Goodwill amortization	14,052	14,052
	Other	200,840	75,931
		262,350	143,688

	MINORITY INTEREST IN SUBSIDIARIES	(23,492)	(18,173)

	NET INCOME BEFORE INCOME TAX - GAIN	5,441,717	3,776,473

I.	INCOME TAX	1,962,186	1,332,909

	NET INCOME FOR THE FISCAL YEAR- GAIN	3,479,531	2,443,564

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	13,512,271	10,526,353
Cash at the end of the fiscal year	18,193,305	13,512,271
Net increase in cash	4,681,034	2,985,918

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(4,804,248)	451,488
Loans
To the financial sector	215,323	(152,924)
To the non-financial government sector	152,978	6,051
To the non-financial private sector and foreign residents	5,594,127	(256,172)
Other receivables from financial intermediation	851,139	20,890
Receivables from financial leases	77,320	1,836
Deposits
From the financial sector	11,809	2,652
From the non-financial government sector	1,210,587	(2,246,827)
From the non-financial private sector and foreign residents	4,727,295	6,305,546
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(1,298)	95,906
Others (except liabilities included under financing activities)	1,193,222	724,159
Collections related to service-charge income	4,652,186	3,400,939
Payments related to service-charge expenses	(1,174,403)	(889,886)
Administrative expenses paid	(5,091,123)	(3,748,636)
Payment of organization and development costs	(201,927)	(158,508)
Net collections from penalty interest	60,798	40,945
Differences from payments related to court orders	(4,938)	(7,687)
Collections of dividends from other companies	27,619	100
Other collections related to other income and losses	17,527	81,950
Net payments from other operating activities	(1,410,131)	(735,780)
Payment of income tax / minimum presumed income tax	(1,623,725)	(906,557)
Net cash flows generated in operating activities	4,480,137	2,029,485

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013
Investing activities
Net payments for bank premises and equipment	(261,181)	(174,960)
Net payments for other assets	(394,756)	(100,661)
Collections from sales of investment in others companies	11,126
Collections for investing activities		39
Net cash flows used in investing activities	(644,811)	(275,582)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(73,443)	(47,455)
Central Bank of Argentina:
Other	(6,343)	(1,334)
Banks and International Institutions	(247,742)	46,396
Subordinated corporate bonds	(121,994)	(85,368)
Financing received from Argentine financial institutions	(3,883)	11,428
Payment of dividends	(598,486)	(19)
Net cash flows used in financing activities	(1,051,891)	(76,352)

Financial income and holding gains on cash and cash equivalents	1,897,599	1,308,367

Net increase in cash	4,681,034	2,985,918

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013

COMMERCIAL

In normal situation	15,912,318	16,157,610
With Senior “A” guarantees and counter-guarantees	1,356,411	1,054,102
With Senior “B” guarantees and counter-guarantees	2,926,586	2,991,706
Without Senior guarantees or counter-guarantees	11,629,321	12,111,802

Subject to special monitoring	67,494	102,511
In observation
With Senior “A” guarantees and counter-guarantees		1,993
With Senior “B” guarantees and counter-guarantees	31,279	35,970
Without Senior guarantees or counter-guarantees	36,215	64,548

Troubled	86,085	22,650
With Senior “B” guarantees and counter-guarantees	26,506	13,060
Without Senior guarantees or counter-guarantees	59,579	9,590

With high risk of insolvency	244,230	222,106
With Senior “A” guarantees and counter-guarantees	1,206
With Senior “B” guarantees and counter-guarantees	152,521	75,006
Without Senior guarantees or counter-guarantees	90,503	147,100

Irrecoverable		8,385
With Senior “B” guarantees and counter-guarantees		3,729
Without Senior guarantees or counter-guarantees		4,656
Subtotal Commercial	16,310,127	16,513,262

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2014	12/31/2013

CONSUMER

Performing	29,235,948	23,892,347
With Senior “A” guarantees and counter-guarantees	502,532	315,925
With Senior “B” guarantees and counter-guarantees	2,191,291	1,713,576
Without Senior guarantees or counter-guarantees	26,542,125	21,862,846

Low risk	354,005	341,018
With Senior “A” guarantees and counter-guarantees	861	1,683
With Senior “B” guarantees and counter-guarantees	21,543	16,884
Without Senior guarantees or counter-guarantees	331,601	322,451

Medium risk	241,046	225,864
With Senior “A” guarantees and counter-guarantees		1,185
With Senior “B” guarantees and counter-guarantees	8,764	7,137
Without Senior guarantees or counter-guarantees	232,282	217,542

High risk	216,629	144,006
With Senior “A” guarantees and counter-guarantees	1,595	576
With Senior “B” guarantees and counter-guarantees	13,546	5,013
Without Senior guarantees or counter-guarantees	201,488	138,417

Irrecoverable	102,307	65,486
With Senior “B” guarantees and counter-guarantees	9,218	9,218
Without Senior guarantees or counter-guarantees	93,089	56,268

Irrecoverable according to Central Bank's rules	204	287
Without Senior guarantees or counter-guarantees	204	287

Subtotal Consumer	30,150,139	24,669,008
Total	46,460,266	41,182,270

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE TR No. 21, the Bank has consolidated line-by-line its balance sheets, the statements of income and cash flows for the fiscal years ended December 31, 2014 and 2013, with the financial statements of the subsidiaries listed in Note 1.2., as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2014):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%
Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities S.A. (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCI S.A.	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 1,843).

(c) Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(d) The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the fiscal years ended December 31, 2014 and 2013.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for the fiscal years ended December 31, 2014 and 2013, were converted into pesos, as described in a). In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each fiscal year (difference between retained earnings at beginning of fiscal year and retained earnings at fiscal year) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of December 31, 2014, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	201,962	1,727,176

Liabilities	157,969	1,350,947

Shareholders’ equity	43,993	376,229

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of December 31, 2014:

	Banco Macro S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	68,239,038	6,747,291	1,727,176	281,417	1,999,288	74,995,634

Liabilities	56,747,221	5,826,703	1,350,947	169,127	590,181	63,503,817

Shareholders’ equity	11,491,817	920,588	376,229	112,290	1,409,107	11,491,817

Income	3,479,531	232,417	96,930	43,422	372,769	3,479,951

(1) Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A., (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than 90 days since their date of acquisition/constitution, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	12/31/2014	12/31/2013

Cash	15,434,202	12,860,529
Government and private securities
Holdings booked at market value	769,679	638,762
Instruments issued by the Central Bank	1,809,774	12,980
Other receivables for financial intermediation
Other covered by debtor classification standards	179,650
Cash and cash equivalents	18,193,305	13,512,271

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 8. to the stand-alone financial statements, certain assets are restricted as follows:

Item	12/31/2014	12/31/2013

3.1. Banco del Tucumán S.A.:
Government and Private securities
• Secured bonds in pesos under Presidential Decree N° 1579/2002, maturity 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	8,284
Subtotal Government and Private securities	8,284
Other receivables from financial intermediation
• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	115,291	71,136
Subtotal other receivables from financial intermediation	115,291	71,136

Other receivables
• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	11,202	8,175
Subtotal other receivables	11,202	8,175
Total	134,777	79,311

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

Item	12/31/2014	12/31/2013

3.2. Macro Securities S.A.:
Investments in other companies
• Other	1,453	1,453
Total	1,453	1,453

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 9. to the stand-alone financial statements, the consolidated financial statements as of December 31, 2014 and 2013, include assets amounted to 28,034 and 80,055, generated by Loans; liabilities amounted to 800,135 and 494,816 generated by Deposits; and memorandum accounts amounted to 1,272,193 and 537,998, mainly generated by Items in custody, respectively.

Additionally, as of December 31, 2014 and 2013, net income generated by those transactions amounted to 503 and 15,254, respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 527 and 472, respectively. Net income from those transactions for the fiscal years ended December 31, 2014 and 2013 amount to 8 and 4, respectively. Both balances and income were eliminated in the consolidation process.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2014:

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	year	Increases	Charge off	Reversals	fiscal year

Allowances

For loans	1,006,495	757,445	563,183	14,713	1,186,044

For other receivables from financial intermediation	232,290	8,495	4,041	989	235,755

For receivables from financial leases	5,015	1,076	938	694	4,459

For interests in other companies	1,330	306		130	1,506

For other receivables	6,929	1,145	437	2,254	5,383

Total	1,252,059	768,467	568,599	18,780	1,433,147

For contingent commitments	4,806	12		2,554	2,264

For other contingencies	131,274	34,292	24,795	2,167	138,604

For differences from court deposits dollarization	23,301	8,018	33	231	31,055

Total	159,381	42,322	24,828	4,952	171,923

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of December 31, 2014 and 2013:

Type of contract / underlying asset	12/31/2014	12/31/2013

Futures / foreign currency	3,107,509	4,591,016

Repo transactions / Federal Government Securities	176,522	841,502

Forward contracts / foreign currency	1,894,255	435,595

Swaps / Other		50,000

Options / Other	123,238	6,676

Additionally, positions of transactions effective as of December 31, 2014 and 2013 are as follows:

Transaction	12/31/2014	12/31/2013

Net position of repurchase agreements	(176,522)	(515,602)

Net asset position of forward transactions without delivery of the underlying asset	(136,832)	806,959

Interest rate swap		50,000

Position of put options taken	8,759	6,676

Position of call options sold	(114,479)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 13. to the Bank’s stand-alone financial statements, as of December 31, 2014 and 2013, Banco del Tucumán S.A. manages the following portfolios:

	Managed portfolio as of
Item	12/31/2014	12/31/2013

• On December 31, 2008, Banco del Tucumán S.A. and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	15,910	16,031

• On October 30, 2012, Banco del Tucumán S.A., Banco de Valores S.A. and Banco Macro S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.		19,454

• Other managed portfolios.	22,929	16,194
Total	38,839	51,679

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 16. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of December 31, 2014 and 2013:

7.1.	Financial trusts for investment purposes

Financial trust	12/31/2014	12/31/2013

Certificates of participation	8,981	23,805
Debt securities	2,843	717
Total	11,824	24,522

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 16.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiary Banco del Tucumán S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of December 31, 2014 and 2013, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 150 and 19,586, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 16.3. to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of December 31, 2014 and 2013, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 318,961 and 392,985, respectively.

Jorge H. Brito

Chairperson

EARNING DISTRIBUTION PROPOSAL

FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	8,514,150

To legal reserve (20% of 3,479,531)	(695,906)

SUBTOTAL 1	7,818,244

To the reserve under Central Bank rules - Special for subordinated corporate bonds (2)	(125,073)

Adjustment (Point 2.1 of "earning distribution") (3)	(11,376)

SUBTOTAL 2	7,681,795

DISTRIBUTABLE AMOUNT (4)	616,231

(1)	Includes voluntary reserve for future distribution of earnings amounted to 4,929,218
(2)	See Note 24.b).
(3)	See Note 24.e).
(4)	Relates to the lower amount between SUBTOTAL 2 and that arising form calculating the excess of computable capital over required minimum capital as of December 31, 2014, also considering the restrictions further described in Note 24. as established by Central Bank rules regarding "earnings distribution".
The Board of Directors has decided to postpone until the meeting considering the Annual Report for the fiscal year ended December 31, 2014, the retained earnings distribution proposal that will be submitted to the Shareholders´ Meeting consideration.

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 3, 2015

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director